

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

> **Re: GD Entertainment & Technology, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 5, 2018**
> **File No. 024-10811**

Dear Mr. Idnani:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 5, 2018

Item 1. Issuer Information
Financial Statements, page 4

1. Tell us why it is appropriate to classify various non-current assets as *plant, property and equipment (PPE)* under Item 1 when no such line-item caption appears on your consolidated balance sheet.

2. Tell us the nature of your *investments in acquired content rights* and explain why it is appropriate to classify these rights as *investment securities* under the caption of Item 1.

Cover Page

3. We note that you have a minimum purchase requirement of $1,000 and that you may

waive that requirement on a case-by-case basis. Please discuss what factors you may consider when determining whether to waive this requirement.

4.   We note that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Explain under "Distribution" what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A.

Summary, page 2

5.   Provide a brief summary of your current business, business plans and where you are in implementing your business plan. Discuss in Plain English the technology you will need to acquire or develop to implement your business plan and how you are acquiring or developing such technology. Revise your disclosures in your Business section as necessary to reflect this information.

6.   Your chart on page 42 indicates that as of November 30, 2017 you had 177,672 shares of Series B Preferred outstanding, but your disclosure on page 43 indicates that you have no shares of Preferred stock outstanding. Please reconcile. Disclose whether you have any current plans to issue any Series A, B or C Preferred stock.

The Offering, page 3

7.   We note that your company website is not currently functional. Please provide a functioning URL or remove your reference to your company's website.

8.   We note that you plan to change your name to HyperDigital, Inc. Tell us why FINRA must approve your name change. Please tell us if you plan to change the symbol under which your shares are traded. If so, please revise your offering statement to reflect the new trading symbol when it is available or otherwise indicate that your trading symbol may change.

Risk Factors, page 4

9.   Please include a risk factor discussing Mr. Idnani's lack of cryptocurrency mining experience. Discuss the challenges that he will face.

Currently, there is relatively small use of bitcoins in the retail and commercial marketplace in comparison to relatively large use..., page 12

10.   Please revise to quantify the volatility of the market prices of Bitcoin during a recent significant period, for example during the last six months.

Distribution, page 29

11.   Your disclosure indicates that you "will terminate if the Minimum Offering is not

reached..." However, on you offering statement cover page and elsewhere you disclose that there is no minimum offering amount. Please reconcile.

Management's Discussion and Analysis, page 31

12.   Explain in Plain English how you anticipate generating revenues.

13.   We note on page 34 that "GDET has secured colocation of over 100 of the Bitmain S9 13.5 TH/s machines as well as over 15 Bitmain S9s, Bitman T9s, and Avalon 821s machines". Pursuant to Item 9(b)(1) of Form 1-A, include a description of the internal and external sources of liquidity used to finance the 115+ Bitmain and Avalon machines you have acquired for your own inventory. Describe how and when you have/or/will finance the installation of such equipment. Also, discuss any commitments for related capital expenditures and identify the sources of funds you intend to use to fulfill your commitments in accordance with Item 9(b)(2) of Form 1-A.

14.   In accordance with Item 9(c) of Form 1-A, please describe your plan of operation for the 12 months following the commencement of the proposed offering. Otherwise, disclose the reasons why such a plan is unavailable.

Plan of Operations for Next Twelve Months, page 32

15.   We note your statement that the proceeds from this offering will satisfy the company's "cash requirements for the next twelve months." Please clarify whether this statement is based upon successful completion of your entire offering amount. In addition, please clarify whether this statement takes into consideration the costs with becoming a public reporting company.

16.   Your financial statements reflect expenses incurred since inception; however, there is no discussion of these expenses nor the source of the funds to pay for them. Please revise. In addition, your financial statements reflect total current assets of over $1.3 million and total assets of over $3.3 million at November 30, 2017. Please revise to detail the significant components of your assets and how they relate to your anticipated business operations.

17.   Please discuss in more detail the acquisition plan you reference here. In this regard, please also note that issuers are not eligible to use Form 1-A when the business plan is to merge with or acquire an unidentified company. Please refer to Rule 251(b)(3) of Regulation A.

Business, page 34

18.   Clarify whether potential customers who will use your facility must be physically present at your facility. Explain how "an international clientele" will "send their machines from abroad to be used" at your facility.

19.   We note your statement that you have located "an industry-changing facility in the

Tristate (New York, New Jersey, Connecticut) area..." Your use of proceeds allocates a range of funds (varying depending on amount of offering proceeds) necessary for securing a "Cryptocurrency server colocation facility." Clarify whether this is the same facility described here and clarify why the amount allocated for this facility ranges from $750,000 to $1,530,000.

20. Explain your statement that you have "secured over 100 of the Bitmain S9 13.5 TH/s machines as well as over 15 Bitmain S9s, Bitman (sic) T9s, and Avalon 821s machines for the Company's own inventory." Clarify whether these were purchases or leases and the costs involved.

21. Clarify whether you intend to build a Cryptocurrency mining facility for your own proprietary mining or lease the facility to third parties. We note your statement that you intend your facility to be "client-focused." Explain how you intend on "expanding operations to support other entities who wish to take advantage of the mining facility though (sic) colocation."

22. Explain why increasing competition in mining Cryptocurrency and the "demands of operating a standard mining company" has necessitated you "subsidizing operational costs to maximize profits, maintain unmatched structural integrity, and expedite mining rates."

23. We note your statements that imply that you have more than one person associated with your business. Please revise your entire offering statement that you have only one employee, director and officer, Mr. Idnani. For example, your statement on page 35 that you "have been successful in attracting experienced and capable personnel" is confusing when Mr. Idnani is your sole employee, officer and director.

24. Discuss in Plain English the purpose and functionality of the "Bitmain," "Bitman" and Avalon machines that you have secured.

25. Explain your statement that you are "a result driven, blockchain-oriented company..."

26. We note that one of your use of proceeds is directed to "Cryptocurrency ATM's." Please explain in what these items are and how they relate to your business plan.

Executive Compensation, page 38

27. Clarify through an added footnote to your table that Mr. Idnani was not actually paid $350,000 in cash compensation for the year ended December 31, 2017 and whether this compensation is accrued and payable in the future.

Financial Statements
Consolidated Balance Sheet, page F-2

28. Please revise to include the various accounting policy and other disclosures related to material assets presented in your consolidated balance sheets.

29.   Describe for us your investment in subsidiary and tell us why it is not consolidated in your financial statements.

30.   It appears your consolidated balance sheets reflect the carrying value of assets and liabilities of Golden Dog Productions, LLC, acquired on September 26, 2014. In light of your current business plan to build and manage a cryptocurrency mining colocation and mining facility, your apparent abandonment of the inactive Golden Dog Production operation, and the going concern uncertainty regarding your continued existence, tell us your consideration of whether or not each of the following assets are impaired and should be written-off:
- Investments in acquired content rights,
- Goodwill and other intangible assets,
- Investments in acquired content rights and production in progress,
- Distribution rights,
- Investment in subsidiary, and
- Trademarks.

Consolidated Statements of Expenses, page F-3

31.   We note that GDET carried substantial levels of debt during the year ended May 31, 2017 and the six months ended November 30, 2017. Explain for us why GDET reported no interest expenses during those two periods and why it reports no revenues or expenses at all for the six months ended November 30, 2017.

Consolidated Statements of Stockholders' Equity (Deficit), page F-4

32.   We note this financial statement presentation omits disclosure of Series A, B and C Preferred shares and includes disclosures for duplicative three month periods ended:
- May 31, 2016,
- August 31, 2016, and
- November 30, 2016.
This presentation also appears to include non-chronological disclosures of the three months ended February 29, 2015. Please provide disclosure for all classes of preferred and common shares and please reconcile your statements of changes in stockholders' equity to your consolidated balance sheets. Omit irrelevant and duplicative disclosures.

3. Related Party Transactions, page F-8

33.   Please updated your related party disclosures. Address loans payable to related parties made and outstanding during the reporting periods.

4. Loans Payable, page F-8

34.   It appears as though your financial statement note disclosure only addresses loans payable through November 30, 2015. Please update.

5. Convertible Notes Payable, page F-9

35.   Similarly, please update your disclosure of convertible notes payable through each required reporting period.

General

36.   We note the use of technical jargon throughout your offering statement. Please revise your offering statement to include more detailed discussions of the terms and platforms your discuss. The list of items in need of further elaboration includes, but is not limited to, the following: cyrptocurrency mining; Bitcoin Network; bitmain machines and blockchains.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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